Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                               February 14, 2006


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Birks & Mayors, Inc.

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                                      Sincerely,



                                                                 Jeffrey A. Ruiz








Enclosures



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Amendment No.)

                    Under the Securities Exchange Act of 1934

                               Birks & Mayors Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:



                    Class A Voting Shares ($0.001 Par Value)

                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    090881103
                     ---------------------------------------
                                  CUSIP NUMBER


                                December 30, 2005
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)


                                 X Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


         (A) [ ]
         (B) [X] - Joint Filing


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   1,536,047
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           1,536,047

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,536,047

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         44.09%


12. TYPE OF REPORTING PERSON

         HC, CO,

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.





1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Deutsche Bank International Trust Co. Limited

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


         (A) [ ]
         (B) [X] - Joint Filing


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Guernsey

NUMBER OF         5.       SOLE VOTING POWER
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   1,536,047
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           1,536,047

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,536,047

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         44.09%


12. TYPE OF REPORTING PERSON

         IA, CO,

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.







Item 1(a).        Name of Issuer:

                  Birks & Mayors Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1240 Square Phillips Montreal, PQ H3B 3H4 Canada

Item 2(a).        Name of Person Filing:


                  Deutsche Bank AG (the "Reporting Person")
                  Deutsche Bank International Trust Co. Limited


Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Taunusanlage 12, D-60325
                  Frankfurt am Main
                  Federal Republic of Germany

Item 2(c).        Citizenship:


                  See Item 4 of Cover Pages


Item 2(d).        Title of Class of Securities:


                  The title of the securities is Class A Voting Shares, $0.001 par value ("Common Stock").


Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.                 If this statement is filed pursuant to Rules
                        13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)   [ ] Broker or dealer registered under section 15
                           of the Act;

                 (b)   [ ] Bank as defined in section 3(a)(6) of the Act;

                 (c)   [ ] Insurance Company as defined in section
                           3(a)(19) of the Act;

                 (d)   [ ] Investment Company registered under section 8
                           of the Investment Company Act of 1940;


                 (e)   [ ] An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);


                (f)   [ ]  An employee benefit plan, or endowment fund in
                           accordance with Rule 13d-1 (b)(1)(ii)(F);

                (g)   [ ] Parent holding company or control person in
                          accordance with Rule 13d-1 (b)(1)(ii)(G);

                (h)   [ ] A savings association as defined in section
                          3(b) of the Federal Deposit Insurance Act;

                (i)   [ ] A church plan that is excluded from the
                          definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                (j)   [ ] Group, in accordance with Rule 13d-1
                          (b)(1)(ii)(J).


Item 4.           Ownership.

           (a) Amount beneficially owned:


                  See Item 9 of Cover Pages


           (b) Percent of class:


                  See Item 11 of Cover Pages


            (c) Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote:


                           See Item 5 of Cover Pages

                           (ii) shared power to vote or to direct the vote:


                           See Item 6 of Cover Pages


                           (iii) sole power to dispose or to direct the
                            disposition of:


                           See Item 7 of Cover Pages


                           (iv) shared power to dispose or to direct the
                            disposition of:


                           See Item 8 of Cover Pages


Item 5.           Ownership of Five Percent or Less of a Class.

                                 Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.


                  The Reporting Person has been informed that Prime Investments SA has the right to receive dividends from the Common Stock and proceeds from the sale of the Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                                  See Exhibit I


Item 8.           Identification and Classification of Members of the Group.

                                 Not applicable.

Item 9.           Notice of Dissolution of Group.

                                 Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 2/14/06


                                                        DEUTSCHE BANK AG


                                                       By: /s/ Jeffrey A. Ruiz
                                                       Name: Jeffrey A. Ruiz
                                                       Title: Vice President

                                                       By: /s/ Pasquale Antolino
                                                       Name: Pasquale Antolino
                                                       Title: Associate

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 2/14/06

                                  Deutsche Bank International Trust Co. Limited



                                                    By: /s/ Nick Harwood
                                                    Name: Nick Harwood
                                                    Title: Associate

                                                    By: /s/ Yogesh Gokool
                                                    Name: Yogesh Gokool
                                                    Title:  Authorized Signatory

                                 Exhibit I


The Reporting Person, Deutsche Bank AG, is a parent holding company. This filing is being made pursuant to Rule 13d-1(d). The relevant subsidiary is:

Deutsche Bank International Trust Co. Limited a Guernsey registered Company, as Trustee of the Pine Trust and Beech Settlement